Exhibit 99.4

ABINGTON BANCORP, INC.
(Proposed Holding Company for Abington Savings Bank)

PROSPECTUS OF ABINGTON BANCORP, INC.
PROXY STATEMENT OF ABINGTON COMMUNITY BANCORP, INC.

Abington Bancorp, Inc., a new formed Pennsylvania corporation, has been organized as part of the conversion of Abington Mutual Holding Company from the mutual to the stock form of organization. In connection with the conversion, Abington Bancorp, Inc. is offering shares of its common stock representing the ownership interest in Abington Community Bancorp, Inc., now owned by Abington Mutual Holding Company. If you are a shareholder of Abington Community Bancorp, Inc., each of your shares of common stock will be exchanged for between 1.460763 and 1.97628 shares of common stock of Abington Bancorp, Inc., or up to 2.27273 shares in the event the offering range is increased by 15%. If shareholders of Abington Community Bancorp approve the conversion, and all other conditions to the conversion are satisfied, Abington Bancorp will become the new stock form holding company for Abington Savings Bank and Abington Community Bancorp will no longer exist. In addition, Abington Mutual Holding Company will no longer exist upon completion of the conversion.

The conversion cannot be completed unless the shareholders of Abington Community Bancorp, Inc. approve the plan of conversion.

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the board of directors of Abington Community Bancorp, Inc. of proxies to be voted at the special meeting of shareholders of Abington Community Bancorp, Inc. to be held on _______________ __, 2007 at the _____________ located at _____________, _____________, Pennsylvania at __:00 _.m., Eastern time, and at any adjournments thereof. This special meeting is being held for the purpose of considering and voting upon a plan of conversion and reorganization pursuant to which (a) Abington Mutual Holding Company, which currently owns approximately 57.1% of the common stock of Abington Community Bancorp, Inc., will merge with and into a federally chartered mutual holding company, Abington Community Bancorp, Inc. will merge with and into a federally chartered mid-tier stock holding company, and the resulting institutions will then convert to federal interim stock savings associations and immediately thereafter, they will both merge into Abington Bank, with Abington Bank being the surviving entity; (b) an interim institution to be formed as a wholly owned subsidiary of Abington Bancorp, Inc. will merge into Abington Bank, with Abington Bank being the surviving entity and becoming a wholly-owned subsidiary of Abington Bancorp, Inc.; and (c) the outstanding shares of Abington Community Bancorp, Inc. common stock (other than those held by Abington Mutual Holding Company, which will be canceled) will be converted into shares of common stock of Abington Bancorp, Inc. pursuant to a ratio that will result in the holders of such shares owning in the aggregate approximately the same percentage of Abington Bancorp, Inc. as they currently own of Abington Community Bancorp, Inc., before giving effect to such shareholders purchasing additional shares in a concurrent stock offering by Abington Bancorp, Inc. or receiving cash in lieu of fractional shares. In addition, Abington Bancorp, Inc. is offering for sale additional shares of its common stock to certain depositors of Abington Bank on a priority basis. If shares remain, Abington Bancorp may offer them for sale in a community offering, with a preference to natural persons residing in Montgomery, Bucks and Delaware Counties, Pennsylvania and then to shareholders of Abington Community Bancorp, Inc. as well as a syndicated community offering.

Abington Community Bancorp’s board of directors unanimously recommends that its shareholders vote “FOR” the plan of conversion.

This document serves as the proxy statement for the special meeting of shareholders of Abington Community Bancorp, Inc. and the prospectus for the shares of Abington Bancorp, Inc. to be issued in the conversion. This document describes the special meeting, the conversion, the plan of conversion, and other related matters. We urge you to read this entire document carefully. You can also obtain information about Abington Bancorp, Inc. and Abington Community Bancorp, Inc. from documents that we have filed with the Securities and Exchange Commission.

This investment involves a degree of risk, including the possible loss of principal. Please read “Risk Factors” beginning on page __.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at (___) ___-____.
KEEFE, BRUYETTE & WOODS
The date of this proxy statement/prospectus is __________ __, 2007, and is first being mailed to shareholders of
Abington Community Bancorp, Inc. on or about ___________ __, 2007.

ABINGTON COMMUNITY BANCORP, INC.

180 Old York Road

Jenkintown, Pennsylvania 19041

(215) 886-8280

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on __________ __, 2007

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Abington Community Bancorp, Inc. will be held at _____________, _____________, _____________, Pennsylvania _____, on _____________, _____________ ___, 2007 at ___:___ ___.m., Eastern time, to consider and vote upon:

1.     The approval of a Plan of Conversion and Reorganization (the “Plan of Conversion”) and the transactions contemplated thereby pursuant to which, in a series of substantially simultaneous and interdependent transactions: (i) Abington Bank will make an election, pursuant to Section 10(l) of the Home Owners’ Loan Act, as amended, to be treated as a savings association and Abington Mutual Holding Company will merge with and into a federal chartered mutual holding company and then convert to a federally chartered interim stock savings bank and Abington Community Bancorp, Inc. will merge with and into a federally chartered mid-tier holding company and then convert to a federally chartered interim stock savings bank and, immediately thereafter, each will merge with and into Abington Bank, with Abington Bank being the surviving entity; and (ii) Abington Bancorp, Inc., a newly formed Pennsylvania-chartered stock corporation and subsidiary of Abington Bank, will form a Pennsylvania-chartered interim stock savings bank as a wholly owned subsidiary, which will merge with and into Abington Bank, with Abington Bank as the surviving entity. As a result of these transactions, Abington Mutual Holding Company and Abington Community Bancorp, Inc. will no longer exist and Abington Bank will become a wholly owned subsidiary of Abington Bancorp, Inc. Under the Plan of Conversion, the shares of Abington Community Bancorp, Inc. common stock currently held by Abington Mutual Holding Company will be cancelled and the remaining outstanding shares of common stock of Abington Community Bancorp, Inc. held by public shareholders will be converted into shares of common stock of Abington Bancorp, Inc. pursuant to an exchange ratio that will ensure that the public shareholders at the time of the conversion will own approximately the same percentage of Abington Bancorp, Inc. as they owned in Abington Community Bancorp, Inc., exclusive of any additional shares they may purchase in the offering and any cash received in lieu of fractional shares. Shares of Abington Bancorp, Inc. representing Abington Mutual Holding Company’s ownership interest in Abington Community Bancorp, Inc. will be offered for sale in a subscription offering and, possibly, a community offering and/or syndicated community offering.

2.	Any other matters that may properly come before the special meeting or an adjournment or postponement thereof. Management is not aware of any such other business at this time.

The Board of Directors has fixed _______________ __, 2007, as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting and at an adjournment or postponement thereof.

Upon written request addressed to the Secretary of Abington Community Bancorp at the address given above, shareholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the Plan of Conversion. In order to assure timely receipt of the additional copy of the proxy statement/prospectus and/or the Plan of Conversion, the written request should be received by Abington Community Bancorp, Inc. by _______________ __, 2007. In addition, all such documents may be obtained by calling our Stock Information Center at (215) ____-____, Monday through Thursday, between 9:00 a.m. and 4:00 p.m., Eastern time and Fridays from 9:00 a.m. to 12:00 noon, Eastern time.

By Order of the Board of Directors,

Robert W. White Chairman, President and Chief Executive Officer

Jenkintown, Pennsylvania
_____________ __, 2007

QUESTIONS AND ANSWERS

FOR SHAREHOLDERS OF ABINGTON COMMUNITY BANCORP, INC.

You should read this document and the Plan of Conversion for more information about the conversion and stock offering. The Plan of Conversion has been conditionally approved by our regulators.

Q.     What are shareholders being asked to approve?

A.     Abington Community Bancorp shareholders as of __________ __, 2007 are asked to vote on the Plan of Conversion. Under the Plan of Conversion, Abington Mutual Holding Company will convert from the mutual holding company form to a stock holding company, and as part of such conversion, a new company, Abington Bancorp will offer for sale, in the form of shares of it common stock, Abington Mutual Holding Company’s 57.1% ownership interest in Abington Community Bancorp. In addition to the shares of common stock to be issued to those who purchase shares in the stock offering, public shareholders of Abington Community Bancorp as of the completion of the conversion, will receive shares of Abington Bancorp common stock in exchange for their existing shares.

Q.     What will shareholders receive for their existing Abington Community Bancorp shares?

A.       As more fully described in the prospectus section entitled “The Conversion And Stock Offering,” depending on the number of shares sold in the stock offering, each share of common stock that you own upon completion of the conversion and stock offering will be exchanged for between 1.46073 new shares at the minimum and 2.27273 new shares at the maximum of the offering range (cash will be paid in lieu of fractional shares).

Q.       Should I submit my stock certificates now?

A.     No. If you hold your certificate(s), instructions for exchanging the shares will be sent to you after completion of the conversion and stock offering. If your shares are held in “street name,” rather than in certificate form, the share exchange will occur automatically upon completion of the conversion and stock offering.

Q.     If my shares are held in street name, will my broker automatically vote on my behalf?

A.     No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, using the directions that your broker provides to you.

Q.      What if I do not give voting instructions to my broker?

A.     Your vote is important. If you do not instruct your broker to vote your shares by proxy, each unvoted share will have the same effect as a vote against the Plan of Conversion.

Further Questions?

For answers to other questions, please read this proxy statement/prospectus. Questions about the stock offering or voting may be directed to the Stock Information Center by calling (215) ___-____, Monday - Thursday, from 9:00 a.m. and 4:00 p.m., Eastern time, and Friday, 9:00 a.m. to 12:00 noon, Eastern time.

i

ABINGTON COMMUNITY BANCORP, INC.

PROXY STATEMENT/PROSPECTUS FOR THE

SPECIAL MEETING OF SHAREHOLDERS

To Be Held on ___________ __, 2007

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the board of directors of Abington Community Bancorp of proxies to be voted at the special meeting of shareholders to be held at ____________, _____________, ___________, Pennsylvania _____, on ________, ________ __, 2007 at __:__ __.m., Eastern time, and any adjournment or postponement thereof.

The purpose of the special meeting is to consider and vote upon the Plan of Conversion and Reorganization of Abington Mutual Holding Company, Abington Community Bancorp and Abington Bank (the “Plan of Conversion”).

The Plan of Conversion provides for a series of transactions, referred to as the conversion and reorganization, which will result in the elimination of the mutual holding company. The Plan of Conversion will also result in the creation of a new stock form holding company which will own all of the outstanding shares of Abington Bank, the exchange of shares of common stock of Abington Community Bancorp by shareholders other than Abington Mutual Holding Company, who are referred to as the “public shareholders,” for shares of the new stock form holding company, Abington Bancorp, the issuance and the sale of additional shares to depositors of Abington Bank and others in an offering. The conversion and reorganization will be accomplished through a series of substantially simultaneous and interdependent transactions as follows:

•
Abington Bank will elect to be treated as a savings association pursuant to Section 10(l) of the Home Owners’ Loan Act and Abington Mutual Holding Company and Abington Community Bancorp will convert to a Federal mutual holding company and Federal mid-tier holding company, respectively, pursuant to interim mergers;

•
the resulting Federal mid-tier holding company will convert to a federal interim stock savings institution and simultaneously merge with and into Abington Bank with Abington Bank being the survivor and the resulting Federal mutual holding company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into Abington Bank, pursuant to which the mutual holding company will cease to exist and the shares of Abington Community Bancorp common stock held by the mutual holding company will be canceled; and

•	an interim savings association will be formed as a wholly owned subsidiary of the newly formed Pennsylvania corporation, Abington Bancorp, and then will merge with and into Abington Bank.

As a result of the above transactions, Abington Bank will become a wholly-owned subsidiary of the new holding company, Abington Bancorp, and the outstanding shares of Abington Community Bancorp common stock will be converted into the shares of Abington Bancorp common stock pursuant to the exchange ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Abington Bancorp common stock to be outstanding upon the completion of the conversion and reorganization as the percentage of Abington Community Bancorp common stock owned by them in the aggregate immediately prior to consummation of the conversion and reorganization before giving effect to (a) the payment of cash in lieu of issuing fractional exchange shares, and (b) any shares of common stock purchased by public shareholders in the offering.

This proxy statement/prospectus, together with the accompanying proxy card(s), is first being mailed or delivered to shareholders of Abington Community Bancorp on or about __________ __, 2007.

Voting in favor of or against the Plan of Conversion includes a vote for or against the conversion of Abington Mutual Holding Company to a stock form holding company and all other transactions contemplated by the Plan of Conversion. Voting in favor of the Plan of Conversion will not obligate you to purchase any common stock and will not affect the balance, interest rate or federal deposit insurance of any deposits at Abington Bank.

You are entitled to one vote at the special meeting for each share of Abington Community Bancorp common stock that you owned of record at the close of business on _____________ __, 2007 (the “Record Date.”) On the Record Date, there were _____________ shares of common stock outstanding.

You may vote your shares at the special meeting in person or by proxy. To vote in person, you must attend the special meeting and obtain and submit a ballot, which we will provide to you at the special meeting. To vote by proxy, you must complete, sign and return the enclosed proxy card. If you properly complete your proxy card and send it to us in time to vote, your “proxy” (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares “FOR” the proposal identified in the Notice of Special Meeting.

If any other matter is presented, your proxy will vote the shares represented by all properly executed proxies on such matters as a majority of the board of directors determines. As of the date of this proxy statement, we know of no other matters that may be presented at the special meeting, other than that listed in the Notice of Special Meeting.

Quorum

A quorum of shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. We will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the special meeting.

Vote Required

Proposal 1: Approval of the Plan of Conversion. We must obtain the affirmative vote of (i) the holders of a majority of the outstanding shares of common stock of Abington Community Bancorp, other than Abington Mutual Holding Company, and (ii) the holders of two-thirds of the votes eligible to be cast by shareholders of Abington Community Bancorp, including Abington Mutual Holding Company. Under the Plan of Conversion, completion of the conversion and reorganization is also subject to the approval of the Plan of Conversion by the Office of Thrift Supervision, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation, and by the affirmative vote of a majority of the total eligible votes of the depositors of Abington Bank.

Proposal 2: Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Abington Community Bancorp.

Effect of Broker Non-Votes

If your broker does not vote on the proposals, this will constitute a “broker non-vote.” Broker non-votes and abstentions will have the same effect as shares not voted in favor of the Plan of Conversion. Abington Mutual Holding Company is expected to vote all of its shares to approve the Plan of Conversion.

Revoking Your Proxy

You may revoke your grant of proxy at any time before it is voted by:

•	filing a written revocation of the proxy with the Secretary;

•	submitting a signed proxy card bearing a later date; or

•	attending and voting in person at the special meeting, but you also must file a written revocation with the Secretary of the special meeting prior to the voting.

If your shares are not registered in your own name, you will need appropriate documentation from your shareholder of record to vote personally at the special meeting. Examples of such documentation include a broker’s statement, letter or other document that will confirm your ownership of shares of Abington Community Bancorp.

Solicitation of Proxies

This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the special meeting by the Board of Directors. Abington Community Bancorp will pay the costs of soliciting proxies from its shareholders. To the extent necessary to permit approval of the Plan of Conversion, directors, officers or employees of Abington Community Bancorp and Abington Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

The Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card in favor of the adoption of the Plan of Conversion and promptly return it in the enclosed self-addressed, postage-prepaid proxy reply envelope. Returning the proxy card will not prevent you from voting in person at the special meeting.

Your prompt vote is very important. Failure to vote will have the same effect as voting against the Plan of Conversion.

We have mailed a proxy card and an order form with this proxy statement and the accompanying prospectus to each of our registered shareholders. If you are a shareholder whose shares are not registered in your name, you will not receive an order form with your proxy card, this proxy statement and the accompanying prospectus. If you desire to obtain an order form you must contact the Stock Information Center at the number above. The deadline for requesting a prospectus and stock order form is _______________ __, 2007.

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

PROPOSAL 1

APPROVAL OF THE PLAN OF CONVERSION

The Boards of Directors of Abington Community Bancorp, Abington Mutual Holding Company and Abington Bancorp and Abington Bank have approved the Plan of Conversion. The Plan of Conversion also has been approved by the Office of Thrift Supervision, subject to approval by the depositors of Abington Bank and the shareholders of Abington Community Bancorp entitled to vote on the matter. Office of Thrift Supervision approval does not constitute an endorsement or recommendation of the Plan of Conversion.

General

The Boards of Directors of Abington Mutual Holding Company, Abington Community Bancorp and Abington Bank unanimously adopted the plan of conversion and reorganization on November 29, 2006. The plan of conversion and reorganization has been approved by the Office of Thrift Supervision, subject to, among other things, approval of the plan of conversion by the depositors of Abington Bank and the shareholders of Abington Community Bancorp. The special meeting of depositors and special meeting of shareholders have been called for this purpose on _________________ __, 2007. In order for the conversion to be completed, we also must receive approvals of applications filed with the Federal Deposit Insurance Corporation under the Bank Merger Act and of our application filed with the Pennsylvania Department of Banking.

The conversion to a stock holding company structure also includes the offering by Abington Bancorp of its outstanding shares to qualifying depositors of Abington Bank in a subscription offering and to certain other persons in a community offering and/or syndicated community offering. The conversion and stock offering will be effected as described under “The Conversion And Offering” in the prospectus. The Plan of Conversion has been included as an exhibit to the registration statement filed with the SEC. See “Where You Can Find Additional Information” in the prospectus.

Purposes of the Conversion

Abington Mutual Holding Company, as a mutual holding company, does not have shareholders and has no authority to issue capital stock. As a result of the conversion and reorganization, we will be structured in the form used by holding companies of commercial banks, most business entities and a growing number of savings institutions. The conversion and reorganization will be important to our future growth and performance by providing a larger capital base to support our operations and by enhancing our future access to capital markets, ability to continue to grow our asset base, through additional new branches, acquisitions or otherwise, and to diversify into other financial services related activities and to provide additional services to the public. Although Abington Community Bancorp currently has the ability to raise additional capital through the sale of additional shares of Abington Community Bancorp common stock, that ability is limited by the mutual holding company structure which, among other things, requires that Abington Mutual Holding Company always hold a majority of the outstanding shares of Abington Community Bancorp common stock.

The conversion and reorganization also will result in an increase in the number of shares of common stock held by public shareholders, as compared to the current number of outstanding shares of Abington Community Bancorp common stock, which will facilitate development of a more active and liquid trading market for our common stock. See “Market for Our Common Stock” in the prospectus.

We have pursued a plan of expansion and growth since the formation of Abington Mutual Holding Company and total assets of Abington Community Bancorp have increased from $718.0 million as of December 31, 2004 to $925.2 million at December 31, 2006. During the same period, Abington Bank increased the number of its banking offices from 12 to 14, opened an additional branch office in January 2007, and plans to open two additional banking offices in 2007. Abington Bank remains committed to controlled growth and diversification. The additional funds received in the conversion and reorganization will facilitate Abington Bank’s ability to continue to grow in accordance with its business plan, through both internal growth and possible acquisitions of other institutions or branch offices. Abington Bank believes that its current mutual holding company form may impede its ability to undertake certain acquisitions. Given the current consolidation efforts in the banking industry in general and in Abington Bank’s market area in particular, we believe that there will continue to be significant acquisition opportunities in the future. We believe that the conversion and reorganization will enhance Abington Bank’s ability to continue its growth through possible acquisitions and will support its ability to more fully serve the borrowing and other financial needs of the communities it serves.

In light of the foregoing, the Boards of Directors of Abington Bancorp, Abington Mutual Holding Company, Abington Community Bancorp and Abington Bank believe that it is in the best interests of such companies and their respective members and shareholders to continue to implement our strategic business plan, and that the most feasible way to do so is through the conversion and reorganization.

Effect of the Conversion on Current Shareholders

Effect on Outstanding Shares of Abington Community Bancorp. Federal regulations provide that in a conversion of a mutual holding company to stock form, the public shareholders of Abington Community Bancorp will be entitled to exchange their shares of common stock for common stock of the converted holding company, provided that the bank and the mutual holding company demonstrate to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable. Each publicly held share of Abington Community Bancorp common stock will, on the date of completion of the conversion, be automatically converted into and become the right to receive a number of shares of common stock of Abington Bancorp determined pursuant to the exchange ratio (we refer to these shares as the “exchange shares”). The public shareholders of Abington Community Bancorp common stock will own the same percentage of common stock in Abington Bancorp, Inc. after the conversion as they hold in Abington Community Bancorp subject to additional purchases, or the receipt of cash in lieu of fractional shares. The total number of shares of Abington Bancorp, Inc. held by the former public shareholders of Abington Community Bancorp common stock after the conversion will also be affected by any purchases by these persons in the offering.

v

Based on the independent valuation, the 57.1% of the outstanding shares of Abington Community Bancorp, Inc. common stock held by Abington Mutual Holding Company as of the date of the independent valuation and the 42.9% public ownership interest of Abington Community Bancorp, the following table sets forth, at the minimum, mid-point, maximum, and adjusted maximum of the offering range:

•	the total number of shares of common stock to be issued in the conversion;

•	the total shares of common stock outstanding after the conversion;

•	the exchange ratio; and

•	the number of shares an owner of 100 shares of Abington Community Bancorp common stock will receive in the exchange, adjusted for the number of shares sold in the offering.

	Shares to be sold in the offering		Shares of Abington Bancorp to be exchanged for existing shares of Abington Community Bancorp		Total shares of Abington Bancorp common stock to be outstanding	Exchange ratio	100 shares of Abington Community Bancorp would be exchanged for the following number of shares of Abington Bancorp
	Amount	Percent	Amount	Percent
Minimum	12,750,000	57.1%	9,581,897	42.9%	22,331,897	1.46073	146
Midpoint	15,000,000	57.1	11,272,820	42.9	26,272,820	1.71851	171
Maximum	17,250,000	57.1	12,963,743	42.9	30,213,743	1.97628	197
Maximum, as adjusted	19,837,500	57.1	14,908,305	42.9	34,745,805	2.27273	227

Effect on Shareholders’ Equity per Share of the Shares Exchanged. As adjusted for exchange ratio, the conversion will increase the shareholder’ equity per share of the current shareholder of Abington Community Bancorp common stock. At December 31, 2006, the shareholders’ equity per share of Abington Community Bancorp common stock including shares held by Abington Mutual Holding Company was $7.46. Based on the pro forma information set forth for December 31, 2006, as described in the prospectus under “Pro Forma Data,” pro forma shareholders’ equity per share following the conversion will be $10.16, $9.38, $8.81 and $8.31 at the minimum, mid-point, maximum and adjusted maximum, respectively, of the offering range. As adjusted at that date for the exchange ratio, the effective shareholders’ equity per share for current shareholder would be $14.84, $16.12, $17.41 and $18.89 at the minimum, mid-point, maximum and adjusted maximum, respectively, of the offering range.

Effect on Earnings per Share of the Shares Exchanged. As adjusted for exchange ratio, the conversion will also increase the pro forma earnings per share. For the year ended December 31, 2006, basic earnings per share of Abington Community Bancorp common stock was $0.46, including shares held by Abington Mutual Holding Company. Based on the pro forma information set forth for the year ended December 31, 2006, as described in the prospectus under “Pro Forma Data,” earnings per share of common stock following the conversion will range from $0.44 to $0.32, respectively, for the minimum to the adjusted maximum of the offering range. As adjusted at that date for the exchange ratio, the effective annualized earnings per share for current shareholder would range from $0.64 to $0.73, respectively, for the minimum to the adjusted maximum of the offering range.

Effect on the Market and Appraised Value of the Shares Exchanged. The aggregate subscription price of the shares of common stock received in exchange for the publicly held shares of Abington Community Bancorp common stock is $9.6 million, $11.3 million, $13.0 million, and $14.9 million at the minimum, mid-point, maximum and adjusted maximum, respectively, of the offering range. The last trade of Abington Community Bancorp common stock on November 29, 2006, the last trading day preceding the announcement of the conversion, was $15.88 per share, and the price at which Abington Community Bancorp common stock last traded on _________________ __, 2007 was $_____ per share.

Dissenters’ and Appraisal Rights. The public shareholders of Abington Community Bancorp common stock will not have dissenters’ rights or appraisal rights in connection with the exchange of publicly held shares of Abington Community Bancorp common stock as part of the conversion.

Exchange of Shares

The conversion of your shares of Abington Community Bancorp common stock into the right to receive shares of Abington Bancorp common stock will occur automatically on the effective date of the conversion and reorganization, although you will need to exchange your stock certificate(s) if you hold shares in certificate form. As soon as practicable after the effective date of the conversion and reorganization, our exchange agent will send a transmittal form to you. The transmittal forms are expected to be mailed promptly after the effective date and will contain instructions on how to submit the stock certificate(s) representing existing shares of Abington Community Bancorp common stock.

No fractional shares of Abington Bancorp common stock will be issued to you when the conversion is completed. For each fractional share that would otherwise be issued to a shareholder who holds a certificate, you will be paid by check an amount equal to the product obtained by multiplying the fractional share interest to which you would otherwise be entitled by $10.00. If your shares are held in street name, you will automatically receive cash in lieu of fractional shares. For more information regarding the exchange of your shares see the section of the prospectus captioned “The Conversion and Offering - Delivery and Exchange of Certificates - Exchange Shares.”

Purchase of Shares

Eligible depositors of Abington Bank have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering and you, as a shareholder of record on the Record Date, will be given a preference after natural persons residing in Montgomery, Bucks and Delaware Counties, Pennsylvania.

For more information regarding the purchase of shares of common stock of Abington Bancorp you may also call the Stock Information Center at (215) ___-____, Monday - Thursday, between 9:00 a.m. and 4:00 p.m., Eastern time and between 9:00 a.m. and 12:00 noon, Eastern time, on Friday. The Stock Information Center will be closed on weekends and bank holidays.

Conditions to the Conversion and Offering

Consummation of the conversion and stock offering are subject to the receipt of all requisite regulatory approvals, including various approvals of the Office of Thrift Supervision. No assurance can be given that all regulatory approvals will be received. Receipt of such approvals from the Office of Thrift Supervision will not constitute a recommendation or endorsement of the Plan of Conversion or the stock offering by the Office of Thrift Supervision. Consummation of the conversion and stock offering also are subject to approval by the shareholders of Abington Community Bancorp at the special meetings of shareholders of Abington Community Bancorp and of depositors of Abington Bank at a special meeting of depositors to be held the same day as the special meeting of shareholders.

Comparison of Shareholder Rights

General. As a result of the conversion and reorganization, current holders of Abington Community Bancorp common stock will become shareholders of Abington Bancorp, a newly formed corporation. Both Abington Bancorp and Abington Community Bancorp are Pennsylvania corporations subject to the Business Corporation Law of Pennsylvania. The articles of incorporation and bylaws of Abington Bancorp are substantially the same, except as described below.

Authorized Capital Stock. Abington Bancorp’s authorized capital stock consists of 80,000,000 shares of common stock and 20,000,000 shares of preferred stock. The current authorized capital stock of Abington Community Bancorp consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. The number of Abington Bancorp’s authorized shares of stock is greater than what it will issue in the conversion. This will provide Abington Bancorp’s Board of Directors with greater flexibility to effect, among other things, financings, acquisitions, stock dividends, stock splits and employee stock options.

Issuance of Capital Stock. Currently, pursuant to applicable laws and regulations, Abington Mutual Holding Company is required to own not less than a majority of the outstanding common stock of Abington Community Bancorp. There will be no such restriction applicable to the Abington Bancorp following consummation of the conversion and reorganization, as Abington Mutual Holding Company will cease to exist. Accordingly, all references to Abington Mutual Holding Company have been removed from the articles of incorporation and bylaws for Abington Bancorp.

Shareholder Nominations and Proposals. The current bylaws of Abington Community Bancorp provide that, subject to the rights of the holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, all nominations for election to the board of directors, other than those made by the board or a committee thereof, shall be made by a shareholder who has complied with the notice provisions in the bylaws. Written notice of a shareholder nomination must be communicated to the attention of the secretary and either delivered to, or mailed and received at, the corporation’s principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials in connection with the immediately preceding annual meeting of shareholders.

Abington Community Bancorp’s current bylaws also provide that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting. To be properly brought before an annual meeting, business must be specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the board of directors, or otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to our secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at the corporation’s principal executive offices not later than 120 days prior to the anniversary date of the mailing of proxy materials in connection with the immediately preceding annual meeting of shareholders. Abington Bancorp’s bylaws have substantially the same provisions regarding shareholder nominations and proposals for new business. However, with respect to the first annual meeting of shareholders of Abington Bancorp, which is expected to be held in May 2008, the deadline for submitting such nominations or proposals will be December 15, 2007 rather than December 6, 2007 as would be required under the current articles of incorporation and bylaws of Abington Community Bancorp.

Mergers, Consolidations and Sales of Assets.

The Pennsylvania Business Corporation Law generally requires the approval of the Board of Directors and the affirmative vote of the holders of a majority of the votes cast by all shareholders entitled to vote thereon. Abington Bancorp’s articles of incorporation provide that any merger, consolidation, share exchange, sale of assets, division or voluntary dissolution shall require approval of 75% of the eligible voting shares unless the transaction has been previously approved by at least two-thirds of the board of directors (in which case the majority vote standard would apply). In addition, if any class or series of shares is entitled to vote thereon as a class, the Pennsylvania Business Corporation Law requires the affirmative vote of a majority of the votes cast in each class for any plan of merger or consolidation.

Amendment of Governing Instruments. No amendment of the current articles of incorporation of Abington Community Bancorp may be made unless it is first approved by the board of directors, and thereafter approved by the holders of a majority of the total shares entitled to vote at a legal meeting. Abington Bancorp’s articles of incorporation generally provide that no amendment of the articles of incorporation may be made unless it is first approved by its board of directors and thereafter approved by the holders of a majority of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, provided, however, any amendment which is inconsistent with Articles VI (directors), VII (meetings of shareholders, actions without a meeting), VIII (liability of directors and officers), IX (restrictions on offers and acquisitions), XI (shareholder approval of mergers and other actions) and XII (amendments to the Articles of Incorporation) must be approved by the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon unless approved by the affirmative vote of 80% of directors then in office.

The current bylaws of Abington Community Bancorp may be amended by a majority vote of the full board of directors or by a majority vote of the shares entitled to vote at any legal meeting. Abington Bancorp’s bylaws may similarly be amended by the majority vote of the full board of directors at a regular or special meeting of the board of directors or by a majority vote of the shares entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote the preferred stock as may be required by the provisions of any series thereof, provided, however, that the shareholder vote requirement for any amendment to the bylaws which is inconsistent with Sections 2.10 (shareholder proposals), 3.1 (number of directors and powers), 3.2 (classifications and terms of directors), 3.3 (director vacancies), 3.4 (director removals) and 3.12 (director nominations) and Article VI (indemnification) is the affirmative vote of the holders of not less than 75% of the voting power of the shares entitled to vote thereon.

Stock Compensation Plans

As part of the conversion, the Board of Directors of Abington Bancorp intends, subject to shareholder approval at a meeting to be held at least six months following the conversion and stock offering, to consider the implementation of a restricted stock plan, called a recognition and retention plan, and stock option plan which will be authorized to award common stock and grant options for common stock. No shares shall be issued pursuant to the recognition and retention plan unless it is approved by shareholders of Abington Bancorp, and no options shall be awarded under the stock option plan unless it is approved by shareholders of Abington Bancorp. The exercise price of the options permitted thereby shall be the fair value on the date such options are granted. Shares awarded pursuant to the recognition and retention plan, and shares issued upon exercise of options, may be authorized but unissued shares of Abington Bancorp’s common stock, or shares of common stock purchased by Abington Bancorp or such plan on the open market. Our employee stock ownership plan intends to purchase up to 8.0% of the common stock in the subscription offering. See “Management — New Stock Benefit Plans” in the prospectus.

Amendment or Termination of the Plan of Conversion

All interpretations of the Plan of Conversion by the Board of Directors will be final, subject to the authority of the Office of Thrift Supervision. The Plan of Conversion provides that, if deemed necessary or desirable by the Board of Directors, the Plan of Conversion may be substantively amended by a majority vote of the Board of Directors as a result of comments from regulatory authorities or otherwise, at any time prior to the submission of proxy materials to our depositors and shareholders. Amendment of the Plan of Conversion thereafter requires a majority vote of the Board of Directors, with the concurrence of the Office of Thrift Supervision. The Plan of Conversion may be terminated by a majority vote of the Board of Directors at any time prior to the earlier of approval of the plan by the Office of Thrift Supervision and the date of this special meeting and the special meeting of depositors of Abington Bank, and may be terminated at any time thereafter with the concurrence of the Office of Thrift Supervision. The Plan of Conversion shall be terminated if the conversion is not completed within 24 months from the date on which the depositors of Abington Bank approve the Plan of Conversion, and may not be extended by us or the Office of Thrift Supervision.

Interest of Management and Directors in Matters to be Acted Upon

Management and directors of Abington Community Bancorp have an interest in the matters that will be acted upon because Abington Bancorp intends to acquire additional stock for its employee stock ownership plan and to consider the implementation of the recognition and retention plan and stock option plan. See “Management - New Stock Benefit Plans” in the prospectus.”

Approval of the Plan of Conversion

We urge you to carefully read the following sections of the prospectus:

•	management and directors and compensation of such persons (see “Management”);

•	business (see “Business”);

•
reasons for the conversion and stock offering and management’s belief that the conversion and stock offering are in the best interests of Abington Community Bancorp and its shareholders (see “The Conversion And Offering - Purposes of the Conversion”);

•	employee stock benefit plans that Abington Bancorp plans to implement (see “Management —New Stock Benefit Plans”);

•	common stock (see “Description Of Our Capital Stock”);

•
pro forma capitalization, capital compliance, and pro forma information with respect to the conversion (see “Abington Bank Meets All Of It’s Regulatory Capital Requirements,” “Our Capitalization,” and “Pro Forma Data”);

•	intended use of proceeds from the offering (see “How Our Net Proceeds Will Be Used”);

•	restrictions and anti-takeover devices on acquisitions of Abington Bancorp (see “Restrictions On Acquisition Of Abington Bancorp And Abington Bank And Related Anti-Takeover Provisions”; and

•	the consolidated financial statements.

Legal and Tax Opinions

The legality of the common stock and the federal income tax consequences of the conversion and reorganization has been passed upon for Abington Bancorp and Abington Bank by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to Abington Bancorp and Abington Bank. Beard Miller Company LLP has provided an opinion to us regarding the Pennsylvania income tax consequences of the conversion to Abington Bancorp and Abington Bank. Certain legal matters will be passed upon for Keefe, Bruyette & Woods by Breyer & Associates, PC, McLean, Virginia.

The Board of Directors recommends that you vote “FOR” the adoption of the Plan of Conversion. See “The Conversion And Offering — Purposes For The Conversion” in the prospectus.

PROPOSAL 2

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Board of Directors of Abington Community Bancorp does not know of any matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters that fall within the purposes set forth in the Notice of Special Meeting, including the adjournment of the special meeting to a later date in order to permit further solicitation of proxies. In the event that there are not sufficient votes to constitute a quorum or to approve the Plan of Conversion at the time of the special meeting, the Plan of Conversion may not be approved unless such shareholder meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. If it is necessary to adjourn the special meeting, no notice of the adjourned shareholder meeting is required to be given to Abington Community Bancorp’s shareholders, other than an announcement at the shareholder meeting of the hour, date and place to which the shareholder meeting is adjourned. No proxy that is voted against the Plan of Conversion will be voted in favor of any adjournment or postponement of the special meeting.

x

How to Obtain Additional Information

The prospectus contains financial statements of Abington Community Bancorp and the reports of our independent public accounting firms on these financial statements.

The prospectus also includes:

•	management’s discussion and analysis of the financial condition and results of operations of Abington Community Bancorp;

•	a description of lending, savings and investment activities;

•	remuneration and other benefits of directors and officers;

•	further information about the business and financial condition of Abington Community Bancorp; and

•	additional information about the conversion, the subscription offering, and, if held, the community offering and/or the syndicated community offering.

The Plan of Conversion sets forth the terms, conditions and provisions of the proposed conversion and stock offering.

If you would like to receive an additional copy of this proxy statement/prospectus, or a copy of the Plan of Conversion, the Articles of Incorporation or bylaws of Abington Bancorp, Inc., you may request such material in writing, addressed to the Secretary of Abington Community Bancorp at Abington Community Bancorp’s address given above. Such requests must be received by Abington Community Bancorp no later than ___________ __, 2007. Requesting such materials does not obligate you to purchase the shares. If Abington Community Bancorp does not receive your request by _________ __, 2007, you will not be entitled to have such materials mailed to you. A copy of the Plan of Conversion is available for inspection at each of Abington Bank’s branches. See “Where You Can Find Additional Information” in the prospectus.

By Order of the Board of Directors,

/s/ Robert W. White
Robert W. White Chairman, President and Chief Executive Officer

Jenkintown, Pennsylvania
_________ __, 2007

To assure that you are represented at the special meeting, please promptly sign, date and promptly return the accompanying proxy card in the enclosed self-addressed, postage-paid proxy reply envelope provided.

REVOCABLE PROXY
ABINGTON COMMUNITY BANCORP, INC.
 ☒  Please Mark Votes
              As in This Example

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ABINGTON COMMUNITY BANCORP, INC. FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON __________ __, 2007 AND AT ANY ADJOURNMENT THEREOF.

The undersigned hereby appoints the Board of Directors of Abington Community Bancorp, Inc. or any successors thereto, as proxies with full powers of substitution, to represent and vote, as designated below, all the shares of common stock of Abington Community Bancorp, Inc. held of record by the undersigned on __________ __, 2007 at the Special Meeting of Shareholders to be held at the ____________________, located at ____________________, ____________________, Pennsylvania on ______________, ______, ___, 2007, at __:__ __.m., Eastern Daylight Time, or at any adjournment thereof.

1.
Approval of a Plan of Conversion and Reorganization (the “Plan of Conversion”) and the transactions contemplated thereby pursuant to which, in a series of substantially simultaneous and interdependent transactions: (i) Abington Bank will make an election, pursuant to Section 10(l) of the Home Owners’ Loan Act, as amended, to be treated as a savings association and Abington Mutual Holding Company will merge with and into a federal chartered mutual holding company and then convert to a federally chartered interim stock savings bank and Abington Community Bancorp, Inc. will merge with and into a federally chartered mid-tier holding company and then convert to a federally chartered interim stock savings bank and, immediately thereafter, each will merge with and into Abington Bank, with Abington Bank being the surviving entity; (ii) Abington Bancorp, Inc., a newly formed Pennsylvania-chartered stock corporation and subsidiary of Abington Bank, will form a Pennsylvania-chartered interim stock savings bank as a wholly owned subsidiary, which will merge with and into Abington Bank, with Abington Bank as the surviving entity; and (iii) the outstanding shares of common stock of Abington Community Bancorp, Inc. (other than those held by Abington Mutual Holding Company which will be canceled) will be converted into shares of common stock of Abington Bancorp, Inc. pursuant to an exchange ratio.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

The Board of Directors recommends that you vote "FOR" approval of the Plan of Conversion.

THE SHARES OF ABINGTON COMMUNITY BANCORP'S COMMON STOCK WILL BE VOTED AS SPECIFIED. IF NOT OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE PLAN OF CONVERSION AND OTHERWISE AT THE DISCRETION OF THE PROXIES. YOU MAY REVOKE THIS PROXY AT ANY TIME PRIOR TO THE TIME IT IS VOTED AT THE ANNUAL MEETING.

The undersigned hereby acknowledges receipt of the Notice of Special Meeting of Shareholders of Abington Community Bancorp, Inc. called for __________ __, 2007, the accompanying Proxy Statement/Prospectus prior to the signing of this proxy.

Please be sure to date this Proxy and sign in the box below.	Date

Shareholder sign above	Co-holder (if any) sign above
.........................................................................................................................................................................
▲ Detach above card, sign, date and mail in postage paid envelope provided. ▲

ABINGTON COMMUNITY BANCORP, INC.

Please sign this Proxy exactly as your name(s) appear(s) on this proxy. When signing in a representative capacity, please give title. When shares are held jointly, only one holder need sign.

PLEASE ACT PROMPTLY
MARK, SIGN, DATE AND MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

___________________________________________________

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